                                 SCHEDULE 13D

                                (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                           Axsys Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  054615 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              Stephen W. Bershad
                           Axsys Technologies, Inc.
                         910 Sylvan Avenue, Suite 180
                          Englewood Cliffs, NJ 07632
                                (201) 871-1500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 13, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                                  -----------------------
CUSIP No.  054615 10 9                       13D                           Page  2  of  5  Pages
          -------------                                                         ---    ---
------------------------                                                  -----------------------
-------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           Stephen W. Bershad
-------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) [_]
           (SEE INSTRUCTIONS)                                                             (b) [X]


-------------------------------------------------------------------------------------------------
  3        SEC USE ONLY


-------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


           PF, OO
-------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]


-------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
-------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF         7
                                1,261,791 (See Item 5)
        SHARES       ----------------------------------------------------------------------------
                                SHARED VOTING POWER
      BENEFICIALLY       8
                                -0- (See Item 5)
        OWNED BY     ----------------------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
          EACH           9
                                1,261,791 (See Item 5)
       REPORTING     ----------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
      PERSON WITH       10
                                -0- (See Item 5)
-------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,261,791 (See Item 5)
-------------------------------------------------------------------------------------------------
 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [_]
           (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.5 (See Item 5)
-------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
-------------------------------------------------------------------------------------------------

------------------------                                                  -----------------------
CUSIP No.  054615 10 9                       13D                           Page  3  of  5  Pages
          -------------                                                         ---    ---
------------------------                                                  -----------------------
-------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           SWB Holding Corporation
-------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) [_]
           (SEE INSTRUCTIONS)                                                             (b) [X]


-------------------------------------------------------------------------------------------------
  3        SEC USE ONLY


-------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


           PF, OO
-------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]


-------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
-------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF         7
                                590,764 (See Item 5)
        SHARES       ----------------------------------------------------------------------------
                                SHARED VOTING POWER
      BENEFICIALLY       8
                                -0- (See Item 5)
        OWNED BY     ----------------------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
          EACH           9
                                590,764 (See Item 5)
       REPORTING     ----------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
      PERSON WITH       10
                                -0- (See Item 5)
-------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           590,764 (See Item 5)
-------------------------------------------------------------------------------------------------
 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [_]
           (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8 (See Item 5)
-------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
-------------------------------------------------------------------------------------------------

                        AMENDMENT NO. 4 TO SCHEDULE 13D

     The Reporting Persons hereby amend and supplement their statement on
Schedule 13D filed on May 17, 1994, as amended (the "Original Statement"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Axsys Technologies, Inc. (formerly known as Vernitron Corporation), a Delaware corporation (the "Company"), as set forth in this Amendment No. 4. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement. The Cusip Number of the Common Stock is 054615 10 9. Prior to the change in name of the Company from Vernitron Corporation to Axsys Technologies, Inc. and a one-for-five reverse stock split of the Common Stock, the Cusip Number was 924359300.

     Except as set forth below, there are no changes to the information set forth in the Original Statement.

Item 4.  Purpose of Transaction.
------   ----------------------

     Item 4 of the Original Statement is hereby amended and supplemented by substituting the following for the last paragraph of Item 4 of the Original
Statement:

     On January 13, 1999, Mr. Bershad withdrew the Proposal after the Company received an unsolicited proposal from an entity seeking to acquire all of the outstanding shares of Common Stock for $20.00 per share in cash.

     A copy of the press release issued by the Company on January 13, 1999, relating to Mr. Bershad's withdrawal of the Proposal is attached hereto as
Exhibit 11.

     The Reporting Persons own the Common Stock for investment purposes. The Reporting Persons intend continuously to review their investment in the Company. In reaching any decision with respect to such investment, the Reporting Persons will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to the Reporting Persons and general economic and market conditions. Depending upon the results of their review of such factors, the Reporting Persons may decide to purchase (on such terms and at such times as they consider desirable) additional equity securities of the Company, or dispose of all or a portion of such securities (whether now or hereafter held).

     Except the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.



Item 7.  Material To Be Filed as Exhibits.
------   --------------------------------

     The following documents are included in this Statement as Exhibits hereto:

     11.  Press release issued by the Company, dated January 13, 1998.

                                  SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 1999



                                        /s/ Stephen W. Bershad
                                  --------------------------------------
                                        Stephen W. Bershad


                                  SWB Holding Corporation



                                  By:   /s/ Stephen W. Bershad
                                      ----------------------------------
                                        Stephen W. Bershad
                                        President

                                 Exhibit Index
                                 -------------


Exhibit                           Description                   Page No.
-------                           -----------                   --------

11.            Press release issued by the Company, dated January 13, 1999.